ARTMAP INC/HACKER NOON

Balance Sheet

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
Alpine Checking 4107	71,489.54
Alpine Saving 4120	102.39
First Bank LOC	-10,100.00
FirstBank Checking 0016	278,645.96
WF Checking 9619	23,793.78
WF Saving 9087	-15.00
Total for Bank Accounts	**$363,916.67**
Accounts Receivable	
Accounts Receivable (A/R)	245,019.84
Total for Accounts Receivable	**$245,019.84**
Other Current Assets	
Clearing Account	0.00
Credit Card Receivables	0.00
Inventory Asset	2,380.56
Parent Category Asset	-280,000.00
Uncategorized Asset	100.00
Undeposited Funds	495,308.33
Total for Other Current Assets	**$217,788.89**
Total for Current Assets	**$826,725.40**
Total for Assets	**$826,725.40**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Legal Defense (A/P)	193,420.04
Total for Accounts Payable	**$193,420.04**
Credit Cards	
Brex	431.28
Ramp Card	-1,626.95
Total for Credit Cards	**-$1,195.67**
Other Current Liabilities	
Legal Defense	648,908.88
Total for Other Current Liabilities	**$648,908.88**
Total for Current Liabilities	**$841,133.25**
Total for Liabilities	**$841,133.25**

ARTMAP INC/HACKER NOON

Balance Sheet

As of Dec 31, 2025

	Total
Equity	
APIC	2,417,095.21
Crowdfunding	0.00
Opening Balance Equity	-649,119.06
Owner’s Pay & Personal Expenses	0.00
Strategic Investment	224,993.41
Retained Earnings	-1,992,917.74
Net Income	-14,459.67
Total for Equity	**-$14,407.85**
Total for Liabilities and Equity	**$826,725.40**